SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: January 31, 2017

List of materials

Documents attached hereto:

i) Press release Announcement:  Supplementary information about sale of M3 shares held by Sony Corporation

January 31, 2017
Sony Corporation

Supplementary information about sale of M3 shares held by Sony Corporation

With respect to the sale of the 17,302,700 shares of M3, Inc. held by Sony Corporation (“Sony”) to Goldman Sachs Japan Co., Ltd, announced in the release titled “Sale of certain M3 shares held by Sony Corporation” on January 30, 2017, Sony today announced that the net sale price was 52 billion yen. Sony expects to receive the cash proceeds from the sale on February 2, 2017.

Except for the above, no further information is being added to the previous announcement on January 30, 2017.

This press release is not an offer of securities for sale in the United States. The offer and sale of the shares have not been registered under the U.S. Securities Act, and the shares may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

EOF